July 2, 2015

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: DelMar Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-1
File No. 333-203357

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 1, 2015, in which we, Maxim Group LLC and Roth Capital Partners, LLC, as co-lead placement agents of the Company’s proposed offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 2, 2015, at 1:00 p.m. Eastern Time. The Company Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

MAXIM GROUP LLC

By: /s/ Clifford Teller

Name: Clifford Teller, Executive Managing Director, Head of Investment Banking

ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron M. Gurewitz

Name: Aaron M. Gurewitz

Head of Equity Capital Markets